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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GeneLink, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
36870F107
(CUSIP Number)
Monte E. Taylor, CEO
GeneLink, Inc.
Newport Financial Center
123 Town Square Place, #313
Jersey City, NJ 07310
(800) 558-4363
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 26, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Geoffrey M. Haar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,662,411

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,662,411

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,662,411

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.         Security and Issuer:
                     Common Stock of GeneLink, Inc., Newport Financial Center, 123 Town Square Place, #313, Jersey City, NJ 07310.
Item 2.         Identity and Background:
(a)	This statement is filed on behalf of Geoffrey M. Haar.

(b)	Mr. Haar’s address is 53 Hamilton Drive East, North Caldwell, NJ 07006.

(c)	Mr. Haar is currently retired.

(d)	Mr. Haar has not during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Haar has not been, during the five years prior to the date hereof, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Haar is a citizen of the United States.
Item 3.         Source and Amount of Funds or Other Consideration:
Personal funds.
Item 4.         Purpose of Transaction:
Personal investment.
Item 5.         Interest in Securities of the Issuer:
(a)	As of August 26, 2007, Mr. Haar beneficially owned 3,662,411 shares of the outstanding Common Stock of GeneLink, Inc., or 7.8%. Mr. Haar also holds warrants to acquire 625,000 shares of Common Stock of GeneLink, Inc. at an exercise price of $0.20 per share and warrants to acquire 375,000 shares of Common Stock of GeneLink, Inc. at an exercise price of $0.60 per share.

(b)	Mr. Haar holds the sole power to vote or to direct the vote, and to dispose or to direct the disposition of all of the shares reported on this Schedule 13D.

(c)	During the sixty days prior to this report, Mr. Haar acquired shares of Common Stock of GeneLink, Inc., as follows:

                     On August 26, 2007, Mr. Haar converted $108,120.55 of convertible secured loans made by GeneLink into 2,162,411 shares of Common Stock of GeneLink, Inc. at a conversion price of $0.05 per share.
(d)	Not applicable.

(e)	Not applicable.
Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:
None
Item 7.         Material to be Filed as Exhibits:
None
SIGNATURES
                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2007	/s/ Geoffrey M. Haar
Geoffrey M. Haar